Filed Pursuant to Rule 433
Registration No. 333-146980
October 29, 2007
Free Writing Prospectus
(To Prospectus dated October 29, 2007 and
Preliminary Prospectus Supplement
dated October 29, 2007)
FINAL PRICING TERMS

The Issuer:	Champion Enterprises, Inc. (NYSE: CHB).
Securities Offered:	2.75% Convertible Senior Notes due 2037.
Aggregate Principal Amount Offered:	$160,000,000
Over-allotment Option:	$20,000,000
Maturity Date:	November 1, 2037.
Interest:	2.75% per annum, accruing from the settlement date.
Interest Rate Reduction After November 1, 2012:

Beginning on November 1, 2012, during any six-month period thereafter from November 1 to April 30 and from May 1 to October 31, if the average trading price of a note for the five consecutive trading days immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the notes, we will reduce the 2.75% interest rate for the notes to 2.25% solely for the relevant interest period.

Interest Payment Dates:	Each May 1 and November 1, beginning on May 1, 2008.
Price to Public:	100%
Underwriting Discount:	2.75% per note
Proceeds to the Issuer:	97.25% per note.
NYSE Closing Price on October 29, 2007:	$11.52 per share.
Conversion Premium:	Approximately 82% above NYSE closing price on October 29, 2007.
Initial Base Conversion Price:	Approximately $20.97 per share of common stock, subject to adjustment.
Initial Base Conversion Rate:	47.6954 shares of common stock per $1,000 principal amount of notes, subject to adjustment.
Daily Share Cap:	For any day during the observation period, the daily conversion rate fraction shall not exceed 1/20th of 86.8056 shares of common stock, subject to adjustment.
Incremental Share Factor:	39.1102, subject to adjustment.
Trade Date:	October 30, 2007.
Settlement Date:	November 2, 2007.
CUSIP/ISIN:	158496 AC3/US 158496AC37
Underwriter:	Credit Suisse Securities (USA) LLC
Total Net Proceeds/Use of Proceeds:
The proceeds from the offering will be approximately $155 million, after deducting the underwriter’s discounts and commissions and estimated offering expenses, assuming the underwriter does not exercise its option to purchase additional notes to cover over-allotments. If the underwriter exercises its option to purchase additional notes to cover over-allotments in full, the net proceeds from the offering will be approximately $175 million, after deducting the underwriter’s discounts and commissions and estimated offering expenses.

The issuer intends to use approximately $97 million of the net proceeds from the offering to repurchase its 7.625% Senior Notes due 2009 tendered in the tender offer together with the tender premium and accrued interest, to repay a portion of the issuer’s outstanding principal and accrued interest under its term loan due 2012 and pay related fees and expenses. The remaining proceeds will be used for general corporate purposes.

Adjustment to Conversion Rate upon a Make-whole Fundamental Change:

The number of additional shares by which the applicable conversion rate for the notes will be increased for conversions in connection with a make-whole fundamental change will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price paid per share of the issuer’s common stock in the fundamental change in the case of a make-whole fundamental change constituting a share exchange, exchange offer, tender offer, consolidation, merger or similar transaction described in clause (2) of the definition of fundamental change (determined without regard to the parenthetical in such clause (2)) in which holders of the issuer’s common stock receive only cash, or in the case of all other make-whole fundamental changes, the average of the last reported sale prices of the issuer’s common stock over the five trading-day period ending on the trading day immediately preceding the effective date of such other make-whole fundamental change (the “stock price”).

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the base conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the base conversion rate in effect immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the base conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the base conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the prospectus supplement for the offering. The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of the notes:

	Stock Price
Effective Date	$11.52	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$125.00	$150.00	$175.00	$200.00
November 2, 2007	39.1102	32.1896	28.8095	21.8398	16.6211	13.2635	10.9561	9.2870	8.0296	6.2680	5.0953	4.2579	3.6290	3.1389	2.2827	1.7298	1.3447	1.0627
November 1, 2008	39.1102	29.7671	26.1360	19.3338	14.3841	11.2965	9.2296	7.7668	6.6839	5.1941	4.2177	3.5262	3.0087	2.6056	1.9004	1.4431	1.1229	0.8876
November 1, 2009	39.1102	26.9981	22.9177	16.3003	11.6978	8.9625	7.2071	6.0065	5.1411	3.9805	3.2346	2.7100	2.3177	2.0116	1.4733	1.1214	0.8736	0.6904
November 1, 2010	39.1102	23.8111	18.8907	12.4956	8.3970	6.1694	4.8473	3.9969	3.4096	2.6479	2.1654	1.8245	1.5672	1.3645	1.0037	0.7653	0.5964	0.4710
November 1, 2011	39.1102	20.1151	13.4314	7.4344	4.2753	2.9057	2.2332	1.8499	1.5984	1.2709	1.0535	0.8935	0.7697	0.6708	0.4929	0.3744	0.2900	0.2271
November 1, 2012	39.1102	18.9261	2.2707	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $200 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the stock price is less than $11.52 per share (subject to adjustment), no additional shares will be issued upon conversion.
Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 86.8056 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the base conversion rate as set forth under the heading “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the prospectus supplement for the offering.
CHAMPION ENTERPRISES, INC. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS CHAMPION ENTERPRISES, INC. HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CHAMPION ENTERPRISES, INC. AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, CHAMPION ENTERPRISES, INC., THE UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM BY CALLING CREDIT SUISSE SECURITIES (USA) LLC TOLL FREE AT 1-800-221-1037.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.